CERTIFICATE OF AMENDMENT

                                       TO

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION

                                       OF

                          AMERICAN STATES WATER COMPANY


      Floyd E. Wicks and McClellan Harris III certify that:

      1. They are the duly elected President and Chief Executive Officer, and the duly elected Chief Financial Officer, Vice President--Finance, Treasurer and Corporate Secretary, respectively, of American States Water Company, a California corporation (the "Company").

      2. Article IV of the Company's Amended and Restated Articles of Incorporation is amended to add a new subsection (5) thereto to read in its entirety as follows:

            (5) On May 15, 2002, every two shares of Common Shares of this Corporation shall be split into three Common Shares of this Corporation (the "Stock Split"). No certificates evidencing fractional shares will be issued in connection with this Stock Split, but instead, a certificate or certificates evidencing the aggregate of all fractional shares that would be issued (rounded, if necessary, to the next higher whole share) shall be issued to ChaseMellon Shareholder Services, Inc., or its nominee, as transfer agent, for the accounts of all holders of Common Shares of this Corporation otherwise entitled to have a fraction of a share delivered to them in connection with the Stock Split; and the transfer agent shall sell those shares as soon as practicable after receiving them at the then market price and remit the net proceeds to the shareholders entitled thereto.

      4. The Company has only shares of Common Shares outstanding.

      5. The foregoing amendments of the Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of the Company alone in accordance with Section 902(c) of the California General Corporation Law.

      We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATED: May 3, 2002

                                 /s/_________________________
                                 Floyd E. Wicks

                                 /s/_________________________
                                 McClellan Harris III